Mail Stop 6010
      October 7, 2005



By U.S. Mail and Facsimile to (260) 827-5632

Mr. Gregg C. Sengstack
Senior Vice President, Chief Financial Officer and Secretary
Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana 46714


      Re:	Franklin Electric Co., Inc.
      Form 10-K for the fiscal year ended January 1, 2005
      Forms 10-Q for the quarterly periods ended April 2, and
July,
2005
		File No. 0-00362

Dear Mr. Sengstack,

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended January 1, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 10

Results of Operations, page 10

1. We see that you have incurred approximately $5.5 million in restructuring charges in the current year. Please revise future filings to provide the detailed disclosures required by SAB Topic 5(P)(4), especially the information relating to cost savings:
* Clearly identify the income statement line items to be impacted
-
for example, cost of sales; selling and administrative expenses;
etc.
* Discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.
* Should actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, revise MD&A in future filings to discuss that outcome, why it occurred, and the possible effects on future operating results and liquidity.

Summary of Significant Accounting Policies, page 21

2. We note from your disclosure that you sell certain products on a consignment basis. Tell us and revise future filings to separately disclose your revenue recognition policy as it relates to consignment sales. Additionally please revise your inventory presentation to separately report the value of inventory consigned to others at each balance sheet date. Refer to and tell us how you comply with Question 2 of SAB Topic 13(A)(2).

3. We also see from your Form 8-K dated August 27, 2004 that you began selling your submersible motor products through distributors.
To the extent these sales have terms that differ from sales to OEM customers, please tell us and revise future filings to address how you account for price protection, price concessions, allowances, credits/discounts and other sales incentives, as applicable.

Form 10-K for the year fiscal ended January 1, 2005, Forms 10-Q for the quarterly periods ended April 2, and July, 2005

Controls and Procedures

4. We note your disclosure that "the Company`s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company and its subsidiaries required to be included in the Company`s periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. However, if you do not wish to eliminate this language in future filings, please revise these disclosures in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).


        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Reviewing Accountant







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Mr. Gregg C. Sengstack
Franklin Electric Co., Inc.
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